

October 25, 2013

Via E-mail
Mr. Sam Hanhui Sun
Chief Financial Officer
Qunar Cayman Islands Limited

17th Floor, Viva Plaza, Building 18, Yard 29,
Suzhou Street, Haidian District
Beijing 100080
The People's Republic of China

   Re: **Qunar Cayman Islands Limited**
     Pre-effective Amendment No. 2 to Registration Statement on Form F-1
     Filed October 15, 2013
     Pre-effective Amendment No. 3 to Registration Statement on Form F-1
     Filed October 18, 2013
     File No. 333-191459

Dear Mr. Sun:

   We have reviewed your amended registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Pre-effective Amendment No. 3 to Registration Statement on Form F-1

Principal and Selling Shareholders, page 160

1. Please provide information required by Item 4.a. of Form F-1 and Item 9.D.1. of Form 20 with respect to your selling shareholder.

Expenses Relating to this Offering, page 203

2. Please provide information required by Item 4.a. of Form F-1 and Item 9.F.2. of Form 20 with respect to your selling shareholder.

20. Events (unaudited) subsequent to the date of the report of the independent registered public accounting firm, page F-45

3. We read your response to comment 6 in our letter dated October 11, 2013. Explain to us and disclose in further detail how you will fair value the services that Baidu will provide. Also, explain to us why the services are a more reliable measure of fair value than the warrants issued to Baidu. Further, explain to us and disclose what circumstances would cause the differences between the fair value of the services provided and the change in the warrant liability upon inception and in subsequent periods. In addition, explain to us why it is appropriate under GAAP to record a deemed dividend to Baidu in light of warrant liability classification. Typically, any mark to market change in the warrant liability would be recorded through earnings. A detailed example showing how compensation expense is calculated, how changes in the warrant liability and the contingent cash payment are calculated, and the recognition of the deemed dividend would facilitate our review. Please also provide the journal entries to be recorded upon inception and in subsequent periods in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Andrew Mew, Accounting Branch Chief at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Dietrich King, Legal Branch Chief at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Li He, Esq.
        Liang Tao, Esq.
        Davis Polk & Wardwell LLP